

SECURITII **08026533**

SEC
Mail Processing
Section

Washington, D.C.

FEB 28 2008

Washington, DC
103

AB 3/4

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/07__ AND ENDING __12/31/07__
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. B. FRANK INVESTMENTS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__4811 WEDGEWOOD DR.__
(No. and Street)

__BELLAIRE, TX 77401__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__AARON HEULE   (291) 820-6888__
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__HAM, LANGSTON & BREZINA, LLP__
(Name – *if individual, state last, first, middle name*)

__11550 FUQUA, SUITE 475   HOUSTON, TX 77034__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 07 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/6/08

OATH OR AFFIRMATION

I, ___AARON HEVLE___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___D.B. FRANK INVESTMENTS, INC.___ , as

of ___DECEMBER 31___ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Aaron K. Hevle
Signature

___VICE PRESIDENT___
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

D.B. FRANK INVESTMENTS, INC.

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT ACCOUNTANTS
as of and for the years ended December 31, 2007 and 2006

TABLE OF CONTENTS

HAM,
LANGSTON &
BREZINA, L.L.P.
Certified Public Accountants

<u>Report of Independent Accountants</u>

To the Board of Directors
D.B. Frank Investments, Inc.

We have audited the accompanying statement of financial condition of D.B. Frank Investments, Inc., as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, and changes in financial condition for each of the two years in the period ended December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

D.B. Frank Investments, Inc. is an affiliated company of D.B. Frank & Associates, LLC. A Management Agreement exists between these two entities where D.B. Frank & Associates, LLC provides services and pays certain overhead costs for D.B. Frank Investments, Inc. The fees charged for these services and overhead expenses are determined based on management's judgment.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.B. Frank Investments, Inc., as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
February 26, 2008

-1-

D.B. FRANK INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

as of December 31, 2007 and 2006

ASSETS		2007		2006
Cash	$	7,067	$	6,243
Deposit		2,726		301
Prepaid assets		1,390		4,065
Total current assets		11,183		10,609
Total assets	$	11,183	$	10,609

LIABILITIES AND STOCKHOLDERS' EQUITY

Common stock - $1 par value; 10,000 shares authorized, issued and outstanding	$	10,000	$	10,000
Contributed capital		11,000		11,000
Retained deficit		(9,817)		(10,391)
Total liabilities and stockholders' equity	$	11,183	$	10,609

D.B. FRANK INVESTMENTS, INC.

STATEMENTS OF INCOME

for the years ended December 31, 2007 and 2006

	2007	2006
Revenue:		
Commissions	$ 23,186	$ 54,120
Total revenue	23,186	54,120
Expenses:		
Commissions	$ 14,000	28,474
Salaries expense	-	16,026
Licensing fees	5,134	7,293
Other expenses	3,478	3,148
Total expenses	22,910	54,941
Net income/(loss)	$ 574	$ (821)

D.B. FRANK INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

for the years ended December 31, 2007 and 2006

	Common Stock	Additional Paid in Capital	Retained Deficit	Total Stockholders' Equity
Balance, December 31, 2005	$ 10,000	$ 11,000	$ (9,570)	$ 11,430
Net loss	-	-	(821)	(821)
Balance, December 31, 2006	$ 10,000	$ 11,000	$ (10,391)	$ 10,609
Net income	-	-	574	574
Balance, December 31, 2007	$ 10,000	$ 11,000	$ (9,817)	$ 11,183

The accompanying notes are an integral
part of these financial statements.

-4-

D.B. FRANK INVESTMENTS, INC.

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

for the years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income/(loss)	$ 574	$ (821)
Decrease/(increase) in prepaid assets	2,675	(280)
(Increase)/decrease in deposit	(2,425)	728
Net cash provided by/(used in) operating activities	824	(373)
Net increase/(decrease) in cash	824	(373)
Cash and cash equivalents, beginning of year	6,243	6,616
Cash and cash equivalents, end of year	$ 7,067	$ 6,243

1. Summary of Significant Accounting Policies

Nature of the Business

D.B. Frank Investments, Inc. (the "Company"), formerly Digital Securities, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Institutions National Regulatory Authority ("FINRA") and is registered with various states' securities commissions. The Company's primary business is in the retail sale of variable annuities and mutual funds. The Company is a closely held Delaware corporation formed on April 4, 2001. The Company commenced operations on November 21, 2001.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $7,067, which was $2,067 in excess of its required net capital of $5,000. The Company's net capital ration was 0 to 1. The net capital rules may effectively restrict the payment of cash dividends.

3. Transactions With Affiliates

The commission expense and salaries reported on the Statements of Income represents billings from an affiliated company for the fair market value of management and administrative services rendered. The amount of services is computed and billed by the affiliated company can vary based on the amount of commissions collected by the Company.

SUPPLEMENTARY INFORMATION

D.B. FRANK INVESTMENTS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2007

Net capital:	
Stockholders' equity	$ 11,183
Less non-allowable assets	4,116
Net capital before haircuts on securities position	7,067
Haircuts on securities	-
Net capital	$ 7,067
Net capital requirement	$ 5,000
Net capital in excess of required amount	2,067
Net capital	$ 7,067
Aggregate indebtedness	-
Ratio of aggregate indebtedness to net capital	0 to 1

NOTE: There were no material differences between the Net Capital noted here and the amount included on the December 31, 2007 FOCUS report filed by the Company.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2007

The Company is in compliance with the exemption provisions of SEC Rule 15c3-3 (k)(2)(i) in that it carried no margin accounts, handled no customers' funds or securities, and held no funds or securities for or owed no money or securities to its customers.

D.B. FRANK INVESTMENTS, INC.

SCHEDULE III - STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

as of December 31, 2007

NONE

HAM,
LANGSTON &
BREZINA, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
D.B. Frank Investments, Inc.:

In planning and performing our audit of the financial statements and supplemental
schedules of D.B. Frank Investments, Inc. for the year ended December 31, 2007, we
considered its internal control structure in order to determine our auditing
procedures for the purpose of expressing our opinion on the financial statements and
not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making
the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and the procedures for determining compliance with the exemptive provisions
of rule 15c3-3. We did not review the practices and procedures followed by the
Company in making the quarterly securities examinations, counts, verifications and
comparisons and the recordation of differences required by Rule 17a-13 or in complying
with the requirements for prompt payment for securities under section 8 of regulation
T of the Board of Governors of the Federal Reserve System, because the Company does
not carry security accounts for customers or perform custodial functions relating to
customer securities.

The management of the Company is responsible for establishing and maintaining an
internal control structure and the practices and procedures referred to in the
preceding paragraph. In fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and related costs of controls
and of the practices and procedures referred to in the preceding paragraph and to
assess whether those practices and procedures can be expected to achieve the
Commission's above-mentioned objectives. Two of the objectives of internal control
and the practices and procedures are to provide management with reasonable, but not
absolute, assurance that assets for which the Company has responsibility are
safeguarded against loss from unauthorized use or disposition and that transactions
are executed in accordance with management's authorization and recorded properly to
permit preparation of financial statements in conformity with generally accepted
accounting practices and procedures. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and
procedures referred to above, errors or irregularities may occur and not be detected.
Also, projection of any evaluation of them for the future periods is subject to the
risk that they may become inadequate because of changes in conditions or that the
effectiveness of their design and operation may deteriorate.

D.B. Frank Investments, Inc.
Page 2

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Houston, Texas
February 26, 2008

